EXHIBIT (a)(1)(H)

                        [Text of reminder to employees]

IMPORTANT REMINDER: AT&T's Offer to Exchange Outstanding Options for Restricted Stock Units and Cash is scheduled to expire on October 29, 2002. If you are an eligible employee and have not received your PIN information from ASTStockPlan, Inc., please call 888-828-8678 (U.S.-based employees) or 212-615-7889 (employees based outside the U.S.) to obtain your personal information and access the Offer Web site. Remember, if you are interested in participating in the Offer, you must make your election using the Offer Web site or by returning the Offer documents to AT&T so they are received by 11:59 p.m. Eastern Time
(ET) on October 29, 2002. Forms received after 11:59 p.m. ET on October 29, 2002, cannot be accepted - even if postmarked before the deadline. For more information about the Offer, including the eligibility requirements, see the Special Edition of ESAP that was sent to employees on September 16, 2002 at
(url).